UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34867

UNITEK GLOBAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

1777 Sentry Parkway West

Blue Bell, Pennsylvania 19422

(267) 464-1700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.00002 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 15 *

Pursuant to the requirements of the Securities Exchange Act of 1934 UniTek Global Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 13, 2015	By:	/s/ Andrew J. Herning
		Name:	Andrew J. Herning
		Title:	Chief Financial Officer

* Pursuant to the Joint Prepackaged Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”) of UniTek Global Services, Inc. and certain of its affiliates, which was filed pursuant to Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), and which, pursuant to Chapter 11 of the Bankruptcy Code, was confirmed by an order, entered January 5, 2015 by the United States Bankruptcy Court for the District of Delaware, all previously issued Common Stock was discharged, cancelled, released and extinguished as of the January 13, 2015 effective date of the Plan.  All of the equity of the Registrant following the effective date of the plan will be held by 15 lenders to the Registrant.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.